UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2002

MOYDOW MINES INTERNATIONAL INC.

(Name of Registrant)

20 Toronto Street, 12th Floor, Toronto, Ontario M5C 2B8

Executive Offices

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]	Form 40-F [ ]

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes [ ]	No [x]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Moydow Mines International Inc. — SEC File No. 0-30904

(Registrant)

Date: December 20, 2002	By:	/s/ Michael E. Power Michael E. Power, Vice-President, Corporate Secretary & Director

EXHIBIT INDEX

Exhibit	Description

99.1	Form 51-901F Quarterly and Year-End Report:
First Quarter Ended 03/31/2002 Second Quarter Ended 06/30/2002 Third Quarter Ended 09/30/2002

99.2	Notice/Proxy/Information Circular regarding AGM held 6/13/2002

99.3	Annual Report to Shareholders for Fiscal 2001

99.4	Press Releases:4/30/2002, 6/17/2002, 7/15/2002, 7/23/2002, 9/23/2002

99.5	Annual Information Form, Material Change Form, Qualifying Issuer Certificate